SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  Schedule TO/A

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                                 AMENDMENT NO. 1

                            (Name of Subject Company)

            Historic Preservation Properties 1989 Limited Partnership
                         A Delaware limited partnership

                              at $100 Net Per Unit

                                       by

               Equity Resource Arlington Fund Limited Partnership,
                       a Massachusetts limited partnership

                          Equity Resources Group, Inc.
                               Eggert Dagbjartsson

                            Limited Partnership Units

                  Eggert Dagbjartsson, Executive Vice President
                          Equity Resources Group, Inc.
                                44 Brattle Street
                               Cambridge, MA 02138
                                 (617) 876-4800


                            Calculation of Filing Fee

================================================================================

  Transaction Valuation*                                  Amount of Filing Fee
      $398,800                                                $79.76
--------------------------------------------------------------------------------

* For purposes of calculating the filing fee only. This calculation assumes the purchase of 3,988 Units at a purchase price of $100 per Unit in the Partnership.

[x] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
--------------------------------------------------------------------------------

     Amount Previously Paid:   $79.76          Filing         Equity Resource
                                               Party:         Arlington Fund LP

     Form of Registration No.: Schedule TO/T   Date Filed:    November 29, 2002
----------------------------------- --------------------------------------------

                                 AMENDMENT NO. 1

     This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") by Equity Resource Arlington Fund, Limited Partnership, a Massachusetts limited partnership, Eggert Dagbjartsson, its general partner and Equity Resources Group, Inc., its manager (collectively the "Purchaser") to purchase 3,988 units (the "Units") of limited partnership interests in Historic Preservation Properties 1989 Limited Partnership, a Delaware limited partnership (the "Partnership"), at $100 for each Unit, net to the seller in cash, without interest, less the amount of any distributions declared or paid from any source by the Partnership with respect to the Units after November 29, 2002 (without regard to the record date), upon the terms and subject to the conditions set forth in the Offer to Purchase (the "Offer to Purchase") and in the related Agreement of Sale, copies of which are attached hereto as Exhibits (a)(l) and (a)(3) (which are herein collectively referred to as the "Offer"). The information in the Offer to Purchase, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference in response to all the items of this Statement, except as otherwise set forth below.

Item 3-Identity and Background of Filing Person

Schedule 1 of The Offer is amended to include the following:

     "Mark Thompson, President and Principal, Equity Resources Group, Inc.

     Mr. Thompson joined Equity Resources Group, Inc. (ERG) in 1983, specializing in the valuation and financial analysis of real estate investments. Mr. Thompson has been ERG's president since 1995. Mr. Thompson is a Co-General Partner of the following Equity Resource Funds:

                  Equity Resource Fund VI
                  Equity Resource Fund VIII
                  Equity Resource Fund X
                  Equity Resource Fund XII
                  Equity Resource Fund XV
                  Equity Resource Fund XVI
                  Equity Resource Fund XVIII
                  Equity Resource General Fund
                  Equity Resource Cambridge Fund
                  Equity Resource Brattle Fund
                  Equity Resource Bay Fund
                  Equity Resource Pilgrim Fund
                  Equity Resource Bridge Fund
                  Equity Resource Boston Fund
                  Equity Resource Lexington Fund

     During the past five years, Mr. Thompson has not been convicted in a criminal proceeding or been a party to any procedural or administrative proceeding that resulted in a judgment, decree or final order enjoining Mr. Thompson from future violations of, or prohibiting activities subject to, federal or state securities law, or a finding of any violation of federal or state securities law."

Item 4-Terms of the Transaction

The third paragraph of The Offer-Introduction is amended in its entirety to read as follows:

     "For those Limited Partners who accept the Offer, a cash payment for Units will be made to those Limited Partners within ten (10) business days following the expiration date of the Offer, as long as Arlington Fund has received from those Limited Partners a properly completed and duly executed Agreement of Sale and assurances from the general partner of the Partnership that the address applicable to the holder of those Units will be changed to the Purchaser's address. The Purchasers may accept only a portion of the Units tendered by a Limited Partner in the event a total of more than 3,988 Units are tendered.

     "Given the complicated procedure for transferring limited partnership interests, the potential proration of units, the need to verify correct ownership information of all tendered units and the need to receive assurances that the general partner of the Partnership will allow tendered units to be transferred to the Purchaser, the Purchaser has determined and believes that it may take up to ten days to issue payment for tendered units."

The first paragraph of The Offer-Section 10-Certain Information concerning the Partnership is amended in its entirety to read as follows:

     "Except as otherwise indicated, information contained in this Section 10 is based on filings made by the Partnership with the SEC. The Purchaser has no information that any statements contained in this Section 10 are untrue and cannot verify the accuracy or completeness of any information derived from those filings. The Purchaser cannot verify any failure by the Partnership to disclose events unknown to the Purchaser that may have occurred and/or may affect the significance or accuracy of any information contained in this Section 10."

The Offer-Section 10-Certain Information concerning the Partnership is amended to include the following:

     "402 Julia is a Delaware limited partnership formed on July 25, 1989 to acquire, construct, rehabilitate, operate and manage a building with 24 residential units and approximately 3,900 net rentable square feet of commercial space located thereon at 402 Julia Street, New Orleans, Louisiana. The Partnership's original investment in 402 Julia represented approximately 4% of the aggregate funds initially available for investment. The Partnership has a 65% ownership interest in 402 Julia.

     "402 Julia issued a mortgage note secured by the property with an original principal balance of $1,100,000, bearing interest at 6.69%, and amortizing over 30 years. The mortgage note has a yield maintenance prepayment penalty through May 2008. The mortgage note matures in August 2008 at which time the then unpaid principal balance of $936,939, assuming no prepayments, will be due.

     "The property is located in a competitive downtown market with several residential properties in the area. For the year ended December 31, 2001, 402 Julia recorded an economic occupancy of 94% for its residential units and an economic occupancy of 100% for its commercial space for a combined economic occupancy of 95%. For the year ended December 31, 2001, the average effective annual income for the residential space was approximately $8,911 per unit and for the commercial space was approximately $11.26 per square foot.

     "402 Julia leases residential units under either short-term annual operating leases or month-to-month arrangements. At December 31, 2001, approximately 49% of residential units are leased under month-to-month arrangements. 402 Julia also leases commercial units under either long-term operating leases or month-to-month arrangements. At December 31, 2001, the schedule of commercial lease expirations for 402 Julia is as follows:

          Number of   Square      Annual       % of Gross
          Year        Tenants     Footage      Rent             Annual Rents
          ----------------------------------------------------------------------
          2004           1        2,000        $ 18,000         7.0%
          2005           1        1,900        16,200           6.3%

     "Portland Lofts is a Delaware limited partnership formed on August 8, 1989 to acquire, construct, rehabilitate, operate and manage three buildings containing 89 residential units, including 29,250 square feet of ground floor commercial space, located at 555 Northwest Park Avenue in Portland, Oregon. The Partnership's original investment in Portland Lofts represented approximately 21% of the aggregate funds initially available for investment.

     "During September 2001, the Partnership pursued certain rights contained within the Portland Lofts' Partnership Agreement. At the close of business on December 31, 2001, the Partnership, Portland Lofts and the local general partner entered into an agreement whereby the local general partner withdrew from Portland Lofts and assigned its .9% general partnership interest and .1% limited partnership interest to Portland Lofts Apartments, LLC (a Delaware Limited Liability Company formed on December 14, 2001 and owned 99.9% by the Partnership and .1% by BHP) and paid a withdrawal fee of $250,000 to Portland Lofts. Prior to the close of business on December 31, 2001, the Partnership owned a 99% interest in Portland Lofts.

     "Portland Lofts issued a mortgage note secured by the property with an original principal balance of $5,625,000, bearing interest at 9% amortizing over 25 years. The mortgage note has a yield maintenance prepayment penalty through its maturity date of July 2006 at which time the then unpaid principal balance of $4,654,082, assuming no prepayments, will be due.

     "The property is located in a competitive downtown market with several other residential properties in the area. For the year ended December 31, 2001, the economic occupancy of its residential units was 92% and the economic occupancy for its commercial space was 95% for a combined economic occupancy of 93%. For the year ended December 31, 2001, the average effective annual income for the residential space was $11,237 per unit and for the commercial space was approximately $12.16 per square foot.

     "Portland Lofts leases residential units under either short-term annual operating leases or month-to-month arrangements. At December 31, 2001, approximately 66% of residential units are leased under month-to-month arrangements. Portland Lofts also leases commercial units principally under long-term operating leases as well as month-to-month arrangements.

     "At December 31, 2001, the schedule of commercial lease expirations for Portland Lofts is as follows:

                   Number of      Square        Annual        % of Gross
        Year       Tenants        Footage        Rent         Annual Rents
        ------------------------------------------------------------------------
        2002          4           4,985         $32,587       2.2%
        2003          4           5,110         46,373        3.2%
        2004          2           9,360         55,444        3.8%
        2005          1           2,835         7,363         0.5%
        2006          1           -             2,182         0.2%

     "TCAMP is a Delaware limited liability company formed to own, operate and manage a building containing 255 residential units and approximately 2,250 square feet of first floor commercial space located at 250 East Sixth Street in St. Paul, Minnesota. The Partnership's original investment in the Cosmopolitan property represented approximately 39% of the aggregate funds initially available for investment.

     "On March 30, 2001, TCAMP issued a mortgage note payable in the amount of $14,000,000, bearing interest at 6.995%, requiring monthly principal and interest payments totaling $93,095 which commenced May 1, 2001, with the unpaid principal balance under the mortgage note payable on May 1, 2011. The mortgage note payable is secured by TCAMP's property, rents, and assignment of leases. Concurrently, TCAMP entered into an agreement with its other member owning the remaining 50% membership interest not owned by the Partnership to redeem ninety-eight percent of her existing membership interest, thereby reducing her membership interest in TCAMP to 1%. Proceeds of the mortgage note payable were used to pay in full TCAMP's previous mortgage note payable, closing costs, make deposits to required escrow accounts, redeem principally all of the membership interest not owned by the Partnership, and provide excess funds to TCAMP.

     "The property is located in a competitive downtown market with several other residential properties in the area. For the year ended December 31, 2001, the economic occupancy of TCAMP was 95%. For the year ended December 31, 2001, the average effective annual income for the residential space was approximately $10,599 per unit and for the commercial space was approximately $15.34 per square foot. TCAMP leases residential units under either short-term annual operating leases or month-to-month arrangements. At December 31, 2001, approximately 9% of residential units are leased under month-to-month arrangements. TCAMP's commercial space consists of one office tenant whose lease expires March 2005. The annual rental income for this lease through 2004 is $35,837 and in 2005 shall be $8,959, (0.3% of gross annual rents)."

The Offer-Section 15-Certain Conditions of the Offer is amended in its entirety to read as follows:

     "Purchaser will not be required to accept for payment or to pay for any Units tendered, and may amend or terminate the Offer if: the general partner of the Partnership or its transfer agent are unable to confirm after being contacted by the Purchaser that, upon the purchase of the Units, the Purchaser will be entitled to receive all distributions, from any source, from the Partnership after November 29, 2002, and that the Partnership will change the address associated with the holder of the Units to Purchaser's address; or the Agreement of Sale is not properly completed and duly executed.

     "Limited partners may independently confirm the satisfaction of the first condition of this Section 15 by contacting the general partner of the Partnership at the telephone number located in Section 10 of the Offer. The conditions set forth in this Section 15 are for the sole benefit of the Purchaser and its affiliates and may be asserted by the Purchaser regardless of the circumstances giving rise to that condition. The conditions set forth in this Section 15 may be waived by the Purchaser, in whole or in part, from time to time in its sole discretion on or prior to the expiration of the offer. The failure by the Purchaser at any time on or prior to the expiration of the offer to exercise these rights will not be deemed a waiver of those rights, which rights will be deemed to be ongoing and may be asserted at any time and from time to time on or prior to the expiration of the offer. Any determination by the Purchaser concerning the events described in this Section 15 will be final and binding upon all parties. The Purchaser confirms that it has disclosed all conditions of the Offer and that all conditions of the Offer must be satisfied prior to the expiration of the Offer."

                                    SIGNATURE


     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 12, 2002    Equity Resource Arlington Fund Limited Partnership,
                             a Massachusetts limited partnership

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson
                                         General Partner

                             Equity Resources Group, Inc.
                             A Massachusetts Corporation

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson
                                         Executive Vice President

                             Eggert Dagbjartsson

                             By:  /s/    Eggert Dagbjartsson
                                         --------------------------
                                         Eggert Dagbjartsson

                                  EXHIBIT INDEX


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                                                                     Sequential
Exhibit No.                         Description                     Page Number
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(a)(1) -         Offer to Purchase, dated November 29, 2002*            4-28
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(a)(2) -         Transmittal letter, dated November 29, 2002*            29
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(a)(3) -         Agreement of Sale and Assignment*                     30-33
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(a)(4)           Summary Advertisement*                                  34
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(b) -            Not applicable.
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(c) -            Not applicable.
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(d) -            Not applicable.
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(e) -            Not applicable.
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(f) -            Not applicable.
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(g)              Not applicable
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(h)              Not applicable.
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